Checkpoint Therapeutics, Inc.

2 Gansevoort Street, 9th Floor

New York, New York 20014

August 29, 2016

Ms. Suzanne Hayes

Assistant Director

Office of Health Care and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:	Checkpoint Therapeutics, Inc. Form 10-12G Filed July 11, 2016 File No. 000-55506

Dear Ms. Hayes:

Checkpoint Therapeutics, Inc., a Delaware corporation (the “Company”), hereby submits the following response to the comment of the Staff of the Securities and Exchange Commission (the “Commission”) received by telephone on August 23, 2016, relating to the Company’s Form 10-12G, filed on July 11, 2016, as amended on July 29, 2016 and August 19, 2016.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

August 29, 2016

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (781) 652-4500.

               Sincerely,

               /s/ James Oliviero

               James Oliviero